Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-00000) of United Rentals, Inc. for the registration of 3,850,000 shares of common stock pertaining to the United Rentals, Inc. 1998 Stock Option Plan and United Rentals, Inc. 1998 Supplemental Stock Option Plan of our reports dated March 29, 2006, with respect to the consolidated financial statements and schedule of United Rentals, Inc.; United Rentals, Inc. management’s assessment of the effectiveness of internal control over financial reporting; and the effectiveness of internal control over financial reporting of United Rentals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

April 12, 2006